Filed Pursuant to Rule 433
Registration Statement No. 333-164630
February 3, 2010
Denbury Resources Inc.
Pricing Term Sheet

Issuer:	Denbury Resources Inc.

Security Description:	Senior Subordinated Notes

Distribution:	SEC Registered

Aggregate Principal Amount:	$1,000,000,000

Gross Proceeds:	$1,000,000,000

Net Proceeds (Before Expenses):	$980,000,000

Coupon:	8.250%

Maturity:	February 15, 2020

Offering Price:	100.0% of face amount, plus accrued interest from February 10, 2010

Yield to Maturity:	8.250%

Spread to Benchmark Treasury:	+457 bps

Benchmark Treasury:	UST 3.375% due 11/15/2019

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2010

Optional Redemption:	Make-whole call at T+50 until February 15, 2015

On or after February 15, 2015: 104.125%
On or after February 15, 2016: 102.750%
On or after February 15, 2017: 101.375%
On or after February 15, 2018 and thereafter: 100%

Equity Clawback:	Prior to February 15, 2013, up to 35% may be redeemed at 108.250%

Change of Control:	Put @ 101% of principal plus accrued interest

Trade Date:	February 3, 2010

Settlement:	T+5; February 10, 2010

CUSIP:	24823UAG3

ISIN:	US24823UAG31

Ranking:	Senior subordinated unsecured obligations of Issuer

Ratings:	B1/BB

Denominations:	2,000x1,000

Book-Running Managers:	J.P. Morgan Securities Inc.
Banc of America Securities LLC
RBC Capital Markets Corporation
UBS Securities LLC
Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp.
Credit Suisse Securities (USA) LLC
Scotia Capital Inc.
Calyon Securities (USA) Inc.
BBVA Compass Bank
Capital One Southcoast, Inc.
Comerica Securities, Inc.
Suntrust Robinson Humphrey, Inc.
ING Financial Markets LLC
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-270-3994.